As filed with the Securities and Exchange Commission on December 9, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AVIZA TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

05381A 10 5

(CUSIP Number)

Rodi Guidero

VantagePoint Venture Partners

1001 Bayhill Drive, Suite 300

San Bruno, CA 94006

(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:

Christopher L. Kaufman, Esq.

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA  94025

(650) 328-4600

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Marver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada with residency status in the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,516,496 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,997,394 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,997,394 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,997,394 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500,898 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500,898 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,898 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,204 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,204 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,204 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

Item 1.    Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (each a “Share” and collectively, the “Shares”), of Aviza Technology, Inc. (formerly New Athletics, Inc.),(1) a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 440 Kings Village Road, Scotts Valley, California 95066.

Item 2.    Identity and Background

(a)-(c) and (f)

This Schedule 13D is filed by (i) James D. Marver, (ii) Alan E. Salzman, (iii) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (“VPVP LLC”), (iv) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership (“VPVP Q LP”), (v) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership (“VPVP IV LP”) and (vi) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership (“VPVP Principals LP”). VPVP Q LP, VPVP IV LP and VPVP Principals LP are hereinafter referred to collectively as the “VantagePoint LPs,” and together with Messrs. Marver and Salzman and VPVP LLC, the “Reporting Persons.” The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

The principal business of VPVP LLC and each of the VantagePoint LPs is to provide venture capital financing and active assistance to technology companies. VPVP LLC is the general partner of each of the VantagePoint LPs. The principal executive and business office of VPVP LLC and each of the VantagePoint LPs is located at 1001 Bayhill Drive, Suite 300, San Bruno, California, 94006, c/o VantagePoint Venture Partners.

Messrs. Marver and Salzman are both managing members of VPVP LLC. Mr. Marver is a U.S. citizen, and Mr. Salzman is a Canadian citizen with residency status in the United States. The business address of each of Messrs. Marver and Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California, 94006, c/o VantagePoint Venture Partners.

(d) and (e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The VantagePoint LPs were the holders of an aggregate of 5,804,446 shares of series A preferred stock of Aviza, Inc. (formerly, Aviza Technology, Inc.),(1) a Delaware corporation. In connection with an agreement and plan of merger by and among Trikon Technologies, Inc., a Delaware corporation (“Trikon”), Aviza Technology, Inc., a Delaware corporation, New Athletics, Inc., a Delaware corporation, Baseball Acquisition Corp. I, a Delaware corporation, and Baseball Acquisition Corp. II, a Delaware corporation, dated as of March 14, 2005, as amended (the “Merger Agreement”), each share of series A preferred stock of Aviza, Inc.

(1)                                  In connection with an agreement and plan of merger by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, dated as of March 14, 2005, as amended (the “Merger Agreement”), upon completion of the merger transaction contemplated by the Merger Agreement, Aviza Technology, Inc. was renamed Aviza, Inc., and New Athletics, Inc. was renamed Aviza Technology, Inc.

(formerly, Aviza Technology, Inc.) was converted, as of the effective time of the transactions contemplated by the Merger Agreement (the “Merger Transaction”), into the right to receive a number of Shares as determined in the Merger Agreement. The effective time of the Merger Transaction occurred on December 1, 2005. As of the effective time of the Merger Transaction, the 5,804,446 shares of series A preferred stock of Aviza, Inc. held by the VantagePoint LPs were converted into the right to receive an aggregate of 5,226,496 Shares.

The Merger Agreement is attached hereto as Exhibit B and is incorporated by reference herein.

In addition, pursuant to a second amended and restated stockholder agreement, entered into as of October 18, 2005, by and among New Athletics, Inc. (now renamed Aviza Technology, Inc.), Trikon Technologies, Inc. and the VantagePoint LPs (the “Stockholder Agreement”), as of the effective time of the Merger Transaction, the Issuer issued to each of the VantagePoint LPs warrants to purchase an aggregate of 290,000 Shares.

The Stockholder Agreement is attached hereto as Exhibit C and is incorporated by reference herein.

Item 4.    Purpose of Transaction

The purpose of the transaction by the Reporting Persons is investment in the Issuer.

Stockholder Agreement

As an inducement to each party’s entering into the Merger Agreement, the VantagePoint LPs entered into the Stockholder Agreement, pursuant to which, among other things, the VantagePoint LPs agreed to vote their respective shares of the Issuer’s capital stock in favor of a specified board structure and composition and to provide specified financial support to the Issuer. The Stockholder Agreement provides as follows:

Structure and Composition of the Issuer’s Board of Directors

The Issuer has a classified board of directors. The Stockholder Agreement provides that the VantagePoint LPs will vote their respective shares of the Issuer’s capital stock as follows:

(1)                                  to elect as the initial Trikon designees to the Issuer’s Board of Directors, Robert R. Anderson as a Class III director, Richard M. Conn as a Class II director and John Macneil as a Class I director; and

(2)                                  to elect as the initial Aviza designees to the Issuer’s Board of Directors, David C. Fries as a Class III director, Klaus C. Wiemer as a Class II director and Jerauld J. Cutini as a Class I director.

The Stockholder Agreement further provides that for the period beginning as of the effective time of the Merger Transaction and ending on the earlier to occur of (x) the third anniversary of the effective time of the Merger Transaction and (y) the date the VantagePoint LPs are no longer the holder of any shares of the Issuer’s capital stock, the VantagePoint LPs will act to maintain the size of the Issuer’s Board of Directors at seven members and to maintain a classified board structure unless a majority of the Issuer’s Board of Directors, including a majority of the Trikon designees, recommend to the contrary.

The VantagePoint LPs’ Guarantee of Obligations Under Aviza, Inc.’s Existing $40 Million Revolving Credit Facility

The terms of the Stockholder Agreement require that the VantagePoint LPs guarantee the obligations of the Issuer, Aviza, Inc. and their respective subsidiaries, successors and assignees under Aviza, Inc.’s existing $40 million revolving credit facility with Bank of America for a period beginning at the effective time of the Merger Transaction and ending on the earlier to occur of (x) the first anniversary of the effective time of the Merger Transaction and (y) the date the Issuer secures an equity financing with gross proceeds to the Issuer in an amount equal to at least $50 million. The guarantee period may be extended for up to an additional nine months at the Issuer’s option. The VantagePoint LPs’ obligation to extend the guarantee is subject to specified restrictions and conditions as more fully described in the Stockholder Agreement.

The Stockholder Agreement also requires that in the event that the credit facility is terminated by Bank of America prior to the expiration of the initial guarantee period or any extension of such guarantee period, and the Issuer is able to secure a replacement credit facility on commercially reasonable terms, the VantagePoint LPs will guarantee all of the obligations of the Issuer, Aviza, Inc. and their respective subsidiaries, successors and assignees under the replacement facility; provided, however, that the VantagePoint LPs will not be obligated to guarantee an amount in excess of $20 million under the replacement facility. The VantagePoint LPs’ obligation to provide the replacement guarantee is subject to specified restrictions and conditions as more fully described in the Stockholder Agreement.

Contingent Financing

The Stockholder Agreement further provides that if during the 12-month period immediately following the Merger Transaction the Issuer has not consummated an equity financing with gross proceeds to the Issuer in an amount equal to at least $20 million, the VantagePoint LPs will, upon the Issuer’s written request, participate in a private placement of the Issuer’s capital stock in which one or more third-party investors purchase at least $10 million of the Issuer’s capital stock pursuant to definitive agreements negotiated by such investors by converting all shares (or such lesser number of shares as requested by the Issuer) of Aviza, Inc.’s series B preferred stock and series B-1 preferred stock then held by the VantagePoint LPs into shares of the Issuer’s capital stock issued in the private placement. The VantagePoint LPs will otherwise participate in the equity investment on the same terms and conditions as set forth in the definitive agreements negotiated by such investors.

Warrants Issuable as Consideration

In exchange for the VantagePoint LPs’ agreement to provide the initial guarantee of the obligations under the revolving credit facility and to participate in the private placement pursuant to the Stockholder Agreement as described above, at the effective time of the Merger Transaction, the Issuer issued the VantagePoint LPs warrants to purchase up to an aggregate of 290,000 Shares, each at an exercise price of $31.03 per Share. In the event that the guarantee period is extended by the Issuer as described above, the Issuer will issue the VantagePoint LPs additional warrants to purchase an aggregate of 290,000 Shares at an exercise price of $31.03 per Share.

The VantagePoint LPs have registration rights with respect to any Share issued pursuant to the exercise of these warrants and with respect to the other Shares that they received in connection with the Merger Transaction. The registration rights granted to the VantagePoint LPs are subject to specified restrictions and conditions as more fully described in the Stockholder Agreement.

Subject to the factors discussed below, the Reporting Persons may purchase additional Shares, or rights to purchase Shares, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such Shares or rights and other considerations discussed in this paragraph.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’ general investment and trading policies, market conditions or other factors.

Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i).  The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.    Interest in Securities of the Issuer

(a) and (b)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each of the Reporting Persons listed in Item 2 are as follows:

VPVP Q LP has beneficial ownership of 4,997,394 Shares, which includes 262,711 Shares issuable upon exercise of warrants, representing an aggregate of approximately 47.3% of the outstanding Shares as of December 1, 2005. VPVP Q LP has sole voting and disposition power with respect to 4,734,683 Shares and sole disposition power with respect to 262,711 Shares issuable upon exercise of warrants. VPVP Q LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP IV LP has beneficial ownership of 500,898 Shares, which includes 26,332 Shares issuable upon exercise of warrants, representing an aggregate of approximately 4.9% of the outstanding Shares as of December 1, 2005. VPVP IV LP has sole voting and disposition power with respect to 474,566 Shares and sole disposition power with respect to 26,332 Shares issuable upon exercise of warrants. VPVP IV LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP Principals LP has beneficial ownership of 18,204 Shares, which includes 957 Shares issuable upon exercise of warrants, representing an aggregate of approximately 0.2% of the outstanding Shares as of December 1, 2005. VPVP Principals LP has sole voting and disposition power with respect to 17,247 Shares and sole disposition power with respect to 957 Shares issuable upon exercise of warrants. VPVP Principals LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP LLC is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 5,516,496 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 52.1% of the outstanding Shares as of December 1, 2005. VPVP LLC disclaims beneficial ownership of such Shares and warrants except to the extent of its pecuniary interest therein. As general partner of each of the VantagePoint LPs, VPVP LLC may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

James D. Marver is a managing member of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 5,516,496 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 52.1% of the outstanding Shares as of December 1, 2005. Mr. Marver disclaims beneficial ownership of such Shares and warrants except to the extent of his pecuniary interest therein. As a managing member of VPVP LLC, Mr. Marver may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

Alan E. Salzman is a managing member of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 5,516,496 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 52.1% of the outstanding Shares as of December 1, 2005. Mr. Salzman disclaims beneficial ownership of such Shares and warrants except to the extent of his pecuniary interest therein. As a managing member of VPVP LLC, Mr. Salzman may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

(c)           Except as set forth herein, none of the Reporting Persons has effected any transactions in the class of securities reported on this Schedule 13D during the past sixty (60) days.

(d)           Messrs. Marver and Salzman are the managing members of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and therefore have the power to direct its affairs, including decisions respecting the disposition of proceeds from the sale of Shares held by the VantagePoint LPs. Under certain circumstances set forth in the operating agreement of VPVP LLC, the members of VPVP LLC have the right to receive distributions, either cash or in-kind, with respect to the Shares held by the VantagePoint LPs. In addition, under certain circumstances set forth in the limited partnership agreements of each of the VantagePoint LPs, the partners of such partnerships have the right to receive distributions, either cash or in-kind, with respect to the Shares that they hold. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of distributions with respect to the securities of the Issuer.

(e)           Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

A copy of the Merger Agreement is attached hereto as Exhibit B and is incorporated by reference herein. A copy of the Stockholder Agreement is attached hereto as Exhibit C and is incorporated by reference herein. A copy of the warrant issued to each of the VantagePoint LPs is attached hereto as Exhibit D, Exhibit E, and Exhibit F, respectively, all of which are incorporated by reference herein.

Item 7.    Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.
Exhibit B

Agreement and Plan of Merger by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, dated as of March 14, 2005, as amended on June 23, 2005 and October 27, 2005.

Exhibit C

Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.

Exhibit D	Warrant issued to VantagePoint Venture Partners IV (Q), L.P., dated December 1, 2005.
Exhibit E	Warrant issued to VantagePoint Venture Partners IV, L.P., dated December 1, 2005.
Exhibit F	Warrant issued to VantagePoint Venture Partners IV Principals Fund, L.P., dated December 1, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2005

JAMES D. MARVER

/s/ James D. Marver

ALAN E. SALZMAN

/s/ Alan E. Salzman

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

Exhibit Index

Exhibit A	Joint Filing Agreement.
Exhibit B

Agreement and Plan of Merger by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, dated as of March 14, 2005, as amended on June 23, 2005 and October 27, 2005.

Exhibit C

Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.

Exhibit D	Warrant issued to VantagePoint Venture Partners IV (Q), L.P., dated December 1, 2005.
Exhibit E	Warrant issued to VantagePoint Venture Partners IV, L.P., dated December 1, 2005.
Exhibit F	Warrant issued to VantagePoint Venture Partners IV Principals Fund, L.P., dated December 1, 2005.